SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 1)*

KIT digital, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

482470200

(CUSIP Number)

Kaleil Isaza Tuzman

c/o KIT Media Ltd.

Mill Mall, Suite 6

Wickhams Cay 1

P.O. Box 3085

Road Town, Tortola

British Virgin Islands

+1 (646) 502-7484

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 18, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

_______________

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482470200	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS KIT Media Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,712,290 Shares*
	8	SHARED VOTING POWER 2,712,290 Shares*
	9	SOLE DISPOSITIVE POWER 2,712,290 Shares*
	10	SHARED DISPOSITIVE POWER 2,712,290 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,712,290 Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.94% of Common Stock*
14	TYPE OF REPORTING PERSON (see instructions) OO

* See Item 1.

CUSIP No. 482470200	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS KIT Capital, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Arab Emirates
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,712,290 Shares*
	8	SHARED VOTING POWER 2,712,290 Shares*
	9	SOLE DISPOSITIVE POWER 2,712,290 Shares*
	10	SHARED DISPOSITIVE POWER 2,712,290 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,712,290 Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.94% of Common Stock*
14	TYPE OF REPORTING PERSON (see instructions) OO

* See Item 1.

CUSIP No. 482470200	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS Kaleil Isaza Tuzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,712,290 Shares*
	8	SHARED VOTING POWER 2,712,290 Shares*
	9	SOLE DISPOSITIVE POWER 2,712,290 Shares*
	10	SHARED DISPOSITIVE POWER 2,712,290 Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,712,290 Shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.94% of Common Stock*
14	TYPE OF REPORTING PERSON (see instructions) OO

* See Item 1.

CUSIP No. 482470200	13D	Page 5 of 8 Pages

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed by the Reporting Persons (as defined below) on December 1, 2009 (the “Original Schedule 13D,” and, together with Amendment No. 1, the “Schedule 13D”), and relates to the common stock, par value $0.0001 per share (the “Common Stock”), of KIT digital, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 26 West 17th Street, 2nd Floor, New York, NY 10011.

As of the date hereof, KIT Media Ltd. (“KIT Media”), KIT Capital, Ltd. (“KIT Capital”) and Kaleil Isaza Tuzman (“Isaza Tuzman” and, together with KIT Media and KIT Capital, the “Reporting Persons”), are in aggregate the beneficial owners of 2,712,290 shares of Common Stock (2,171,290 shares of Common Stock plus an additional 541,0001 shares of Common Stock that may have been issued or may be issuable within 60 days with respect to outstanding equity incentive awards held by one or more of the Reporting Persons).

Each of KIT Media and KIT Capital is controlled by Isaza Tuzman (although Isaza Tuzman does not own all of the equity of KIT Media). The Reporting Persons disclaim beneficial ownership of the securities reported herein other than to the extent they directly hold such shares of record. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that he or it is the beneficial owner of any of the other shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons.

This Amendment No. 1 is being filed to report that, as a result of an increase in outstanding shares of Common Stock on May 18, 2012, the Common Stock beneficially owned by the Reporting Persons now represents less than 5% of the shares of Common Stock outstanding. The calculation of the percentages of shares of Common Stock set forth herein is based on an aggregate of 54,941,040 shares of Common Stock outstanding as of June 15, 2012, as reported in the Issuer’s prospectus filed with the Securities and Exchange Commission on June 18, 2012 in accordance with the provisions of Rule 424(b)(3) of the Securities Act of 1933, as amended. 7,000,000 shares of Common Stock that were issued by the Issuer pursuant to a Securities Purchase Agreement dated as of May 18, 2012 are included in the 54,941,040 shares of Common Stock reported above. However, the number of shares does not include the impact of warrants to purchase 5,250,000 shares of Common Stock that were issued as part of the same transaction or the Issuer’s obligation to issue certain additional shares of its Common Stock, or pay cash, if and to the extent the trading price of its Common Stock is below certain levels on specified dates, to the purchasers of the 7,000,000 shares.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Schedule 13D. Because the Reporting Persons are no longer the beneficial owners of more than 5% of the Common Stock, no Reporting Person will be required to file further amendments to the Schedule 13D. If a Reporting Person becomes the beneficial owner of more than 5% of the Common Stock and is required to file pursuant to Rule 13d-1 promulgated under the Act, such Reporting Person will file a new Schedule 13D.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows:

(a)	This Schedule 13D is filed on behalf of the Reporting Persons.
(b)	The business address for KIT Media is Mill Mall, Suite 6, Wickhams Cay 1, P.O. Box 3085, Road Town, Tortola, British Virgin Islands. The business address for Mr. Isaza Tuzman is c/o KIT Capital, P.O. Box, 487928, Dubai, United Arab Emirates. The business address for KIT Capital is P.O. Box 487928, Dubai, United Arab Emirates.

1      The Reporting Persons do not believe all of the reported 541,667 shares of Common Stock underlying equity incentive awards are currently issuable within 60 days, but have included them in this Schedule 13D in an abundance of caution in order to file the Schedule 13D while documentation is being located to confirm vesting.

CUSIP No. 482470200	13D	Page 6 of 8 Pages

(c)	The principal business of KIT Media is purchasing, selling, trading and investing in the securities of both public and private digital media-related companies. The principal business of KIT Capital is investing in and managing assets in high-growth industries and emerging markets. The principal business of Isaza Tuzman is serving as a managing director of KIT Capital.

(d)	No Reporting Person, during the five years prior to the date hereof, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, during the five years prior to the date hereof, has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	KIT Media is organized in the British Virgin Islands; KIT Capital is organized in the United Arab Emirates; and Isaza Tuzman is a citizen of the United States.

Item 4. Purpose of Transaction

Item 4 is amended and restated in its entirety as follows:

The Reporting Persons review on a continuing basis their investment in the Issuer. Based on such review, one or more of the Reporting Persons, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, through open-market purchases, private agreements or otherwise, additional securities of the Issuer, dispose of, or cause to be disposed, such securities, enter into or unwind hedging or other derivative transactions with respect to such securities, pledge their interest in such securities as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, in light of general investment and trading policies of the Reporting Persons, the Issuer’s business and prospects, financial condition and operating results, general market and industry conditions or other factors. In addition, the Reporting Persons may exercise any and all of their rights in a manner consistent with their direct and indirect equity interests, contractual rights and restrictions and other duties, if any. These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of the form Schedule 13D promulgated under the Act. From time to time the Reporting Persons and their representatives and advisers may communicate with each other and with other stockholders, industry participants and other interested parties concerning the Issuer.

For example, the Reporting Persons have been in contact with third parties and the Issuer to discuss serving as a participant or consultant in connection with an evaluation of, and communications with, the Issuer. Such evaluation could be deemed part of a plan or proposal that could result in an extraordinary corporate transaction, including an acquisition or change of control of the Issuer. No binding agreement has been reached in connection therewith. In an effort to facilitate this dialogue, the Reporting Persons have also been in contact with the Issuer with respect to a customary confidentiality agreement. The discussions between the Reporting Persons, third parties and the Issuer are consistent with the disclosure by the Issuer in Exhibit 99.1 to its Current Report on Form 8-K, dated as of April 11, 2012 and filed with the Commission on April 17, 2012, which included Isaza Tuzman’s board resignation letter, stating that he intended to independently consider strategic alternatives for the Issuer. Consistent with his view that stockholder value could be enhanced by an internal or external catalyst, Isaza Tuzman recently extended to the Issuer’s Board of Directors an unsolicited, informal offer to return to the Issuer in a management or director capacity.

As noted above, this Schedule 13D reports that the Reporting Persons’ beneficial ownership in the Issuer has declined below 5% and that their obligation to file additional amendments to Schedule 13D has terminated.

Item 5. Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

(a) Aggregate Number and Percentage of Securities. See items 11 and 13 of the cover pages to, and Item 1 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

CUSIP No. 482470200	13D	Page 7 of 8 Pages

(b) Power to Vote and Dispose. See items 7 though 10 of the cover pages hereto, and Item 1 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.

(c) Transactions within the past 60 days. None of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. May 18, 2012.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is supplemented as follows:

Isaza Tuzman has been issued options to purchase shares of Common Stock and restricted stock units exercisable to purchase shares of Common Stock pursuant to the Issuer’s equity incentive plans as described by the Issuer in its filings with the Commission.

As described in the Issuer’s most recent Annual Report on Form 10-K/A for the year ended December 31, 2011, filed with the Commission on April 30, 2012 (the “10K/A”), Isaza Tuzman entered into an employment agreement (the “Employment Agreement”) superseding the Management Agreement, as amended. The Employment Agreement, among other things, entitles Isaza Tuzman to participate in the Issuer’s performance-contingent restricted stock unit program. In addition, Isaza Tuzman is entitled to receive equity-based awards under future and existing executive compensation plans, in the discretion of the board of directors of the Issuer.

In connection with entry into the Employment Agreement, Isaza Tuzman received 636,000 performance-contingent restricted stock units (“PCRSUs”), whose terms are detailed in Isaza Tuzman’s Performance Share Agreement, effective as of August 31, 2011 (the “Performance Share Agreement”). As disclosed in the 10-K/A, pursuant to the Performance Share Agreement, the vesting of the PCRSUs is generally determined based upon the Common Stock’s highest 90-day volume- weighted average stock price (the “90-Day VWAP”) attained over a series of quarterly vesting periods or, in the event of a change in control of the Issuer, the fair market value of Common Stock on the effective date of the change in control.

Over the term of the Performance Share Agreement, up to two-thirds of the PCRSUs may vest and become payable if the highest 90-Day VWAP attained during any vesting period ending on an applicable vesting date (or in the event of a change in control of the Issuer, the fair market value of the Common Stock on the effective date of the change in control) is between $12.51 and $18.75. A proportionate amount of the remaining one-third of the PCRSUs will vest and become payable if the highest 90-Day VWAP attained during any vesting period ending on an applicable vesting date (or in the event of a change in control of the Issuer, the fair market value of their Common Stock on the effective date of the change in control) is between $18.76 and $25.00. Isaza Tuzman’s unvested PCRSUs continue to be eligible to vest pursuant to the terms of the Performance Share Agreement until the fourth anniversary of the date of grant pursuant to a binding summary of terms for a transition agreement (the “Transition Agreement”) superseding the Employment Agreement that was entered into between the Issuer and Isaza Tuzman and described in the Issuer’s most recent Annual Report on Form 10-K for the year ended December 31, 2011, filed with the Commission on March 30, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of June 26, 2012

KIT MEDIA LTD.

	By:	/s/ Kaleil Isaza Tuzman
Name: Kaleil Isaza Tuzman
Title: Authorized Signatory

Dated as of June 26, 2012

KIT CAPITAL, LTD.

	By:	/s/ Kaleil Isaza Tuzman
Name: Kaleil Isaza Tuzman
Title: Authorized Signatory

Dated as of June 26, 2012

/s/ Kaleil Isaza Tuzman
Kaleil Isaza Tuzman